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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                        Commission File Number 1-10779
                          NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F
              [X] Form 10-Q  [ ] Form N-SAR

For Period Ended:  June 30, 1997

[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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Read attached instruction sheet before preparing form.  Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:

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PART I
REGISTRANT INFORMATION

Full name of registrant      Marvel Entertainment Group, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

              387 Park Avenue South
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City, state and zip code

              New York, NY 10016
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PART II
RULE 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25
        (c) has been attached if applicable.

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PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

   As a result of its Chapter 11 filing on December 27, 1996, the significant litigation that has arisen therefrom, the proposed plan of reorganization and it's associated agreement in principle on certain key economic terms, the change in control of ownership and the continuing negotiations of a replacement DIP facility and other short term line of credit facilities, the Registrant has been unable to timely complete its Quarterly Report on Form 10-Q for the period ended June 30, 1997 without unreasonable effort and expense. The Registrant is in the process of completing its Quarterly Report on Form 10-Q and expects to file the same within the prescribed extension period.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      August J. Liguori                     212          696-0808
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           (Name)                        (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes  [ ] No

     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes  [ ] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   For the quarter ended June 30, 1997, the Registrant incurred a net loss of $41.9 million or ($0.41) per share as compared to a net loss of $11.0 million or ($0.11) per share for the same period in 1996. The second quarter losses were due in part to continued decline in demand for trading cards, general market softness in children's entertainment stickers, lower toy sales and decreases in publishing and licensing revenue. Concerns on the part of retailers and others since the Company filed for chapter 11 protection have also affected revenue in these areas. In addition, the Company continues to incur significant reorganization costs and general and administrative expenses associated with the bankruptcy proceedings. Panini has taken strategic actions to reduce its exposure to returns as a result of softness in the children's entertainment sticker business.

Marvel Entertainment Group, Inc.
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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     August 14, 1997              By /s/ August J. Liguori
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                                         Vice President, Finance
                                         Principal Accounting Officer

      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If

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the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13 (b) of Regulation S-T.

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